FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 12, 2012

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces the acquisition of a beneficial interest in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: October 12, 2012

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES THE ACQUISITION OF A BENEFICIAL INTEREST IN THE
OWNER OF A COMMERCIAL OFFICE BUILDING IN PHILADELPHIA KNOWN AS TWO
PENN CENTER PLAZA.

HERZLIYA, Israel, October 12, 2012 – Optibase Ltd. (NASDAQ: OBAS) today announced that it had acquired an approximately 19.66% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza.

The acquisition was undertaken by the Company’s wholly-owned subsidiary, Optibase 2 Penn, LLC as a limited partner in a larger joint venture that acquired 88% of the beneficial interests in the owner of the 2 Penn Center Plaza.

2 Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park.

The transaction was based on a valuation of 2 Penn Center Plaza of approximately $66 million including existing nonrecourse mortgage financing in the principal amount of approximately $51.7 million provided by UBS Real Estate Securities ("UBS").  The UBS mortgage loan has a fixed interest rate of 5.61%, matures in May 2021, and requires monthly payments of principal and interest of approximately $300,000.

 Optibase made a capital contribution of approximately $4,025,000 to acquire a 19.66% indirect beneficial interest in the owner of the Property.

For further information, please refer to our proxy statement dated July 12, 2012

Commenting on the transaction, CEO of Optibase, Amir Philips, said, “We are pleased to have completed and closed this transaction for a property at such prime location at the heart of Philadelphia business area. We would like to thank our shareholders who approved this transaction in our most recent annual general meeting for their vote of confidence in the Company.” Mr. Philips concluded “We are working diligently on increasing our portfolio with such quality assets complemented by long term business partners”

About Optibase
Optibase invests in the real estate field mostly in Switzerland and the United States and continues looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.